

July 21, 2010

Mr. David W. Hempstead
Principal Executive Officer and Principal Financial Officer
TetriDyn Solutions, Inc.
1651 Alvin Ricken Drive
Pocatello, ID 83201

> **Re: TetriDyn Solutions, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 033-19411-C**

Dear Mr. Hempstead:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2009

Item 9A(T). Controls and Procedures, page 21

1. Please tell us how you considered including a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant. Refer to Item 308(a)(1) of Regulation S-K.

Consolidated Balance Sheets, page F-2

2. We note your presentation of non-controlling interest of discontinued operations outside of stockholders' deficit as of December 31, 2008. Tell us how you considered the presentation requirements of ASC 810-10-65-1.b.

3.   Please reconcile your cash balance of $357,157 as of December 31, 2008 as presented in your cash flow statement to your cash balance of $77,914 as of the same date in your balance sheet.

Notes to Consolidated Financial Statements

Note 6 – Variable Interest Entities, page F-14

4.   Please address the following items related to your investment in Southfork:

- Tell us the accounting literature that you cited to recognize your change in the VIE consolidation method of Southfork as a discontinued operation. In this regard, we note that you continue to own 39.2% of the voting interest as of December 31, 2009 and there is a non-controlling interest presented on your balance sheet.
- Tell us who owned the remaining voting interest in Southfork as of December 31, 2009 and 2008.
- Explain the nature of the agreement that occurred in October 2009 so that the Company no longer provides management, financial, or administrative services to Southfork. In your response, tell us the responsible party for these services as a result of the agreement.
- Tell us the nature of your gain on disposal of discontinued operations recognized for the year ended December 31, 2009, including how this amount was determined. It does not appear that this amount is discussed in your financial statements or within your results of operations discussion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. David W. Hempstead
TetriDyn Solutions, Inc.
July 21, 2010
Page 3

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or me at (202) 551-
3730 if you have any questions regarding the above comments.

                                    Sincerely,

                                    Stephen Krikorian
                                    Accounting Branch Chief